300 Continental Drive

Newark, DE 19713

t: 302-283-8440

July 5, 2012

Jonathan C. Clark

Executive Vice President and

Chief Financial Officer

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SLM Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 8-K Filed May 7, 2012

File No. 001-13251

Dear Ms. Hayes,

On behalf of SLM Corporation (the “Company”), I respectfully provide our responses to the comments in your letter dated June 13, 2012. For your convenience, the text of your comments is reproduced below before each applicable response.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1.	We note that you have not included quantified tabular disclosure of your loan portfolio or your Allowance for Loan Losses for the most recent five years as required by Item III and Item IV of Guide 3 for Bank Holding Companies, respectively. Please revise your disclosure in future filings to include this statistical disclosure, or tell us why you do not believe it is required.

Response:

The Bank Holding Company Act of 1956 (the “BHC Act”) regulates any company (i.e., a bank holding company) that has control over a “bank,” as such term is defined in the BHC Act. Under the BHC Act, a “bank” does not include an industrial loan corporation, industrial bank and other similar institutions. Sallie Mae Bank is a Utah industrial bank, and, therefore, SLM Corporation does not have control over a “bank” (as such term is defined in the BHC Act) and is not subject to the BHC Act.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

We respectfully note that no disclosure set forth in Item III and Item IV of Guide 3 for Bank Holding Companies is required because we are not subject to the BHC Act. However, we do believe that our current disclosures within our Form 10-K include those disclosures (or very similar disclosures) required by Item III and IV that are material and useful to our investors.

Item 1. Business, page 2

2.	We note your disclosures that new federal law requires that all new federal loans be made through the Direct Student Loan Program (DSLP) rather than through the Federal Family Education Loan Program (FFELP). Please tell us and revise future filings to address the following:

•	Describe what your role will be as a servicer of DSLP loans, particularly in contrast with your role as servicer and/or originator of FFELP loans.

•

Noting your disclosure that the majority of your income continues to be derived from your portfolio of FFELP loans, describe any plans you have to replace that source of income as the portfolio amortizes.

•

Noting your disclosure on page 31 that the vast majority of your Business Services segment revenue is from servicing and collecting on FFELP loans, explain the extent to which you expect the activities you are targeting for expansion (described on page 31) will offset revenue declines in this area.

Response:

Our responses and proposed additions to future disclosures related to each of the Staff’s comments are indicated below. While we have endeavored to make incremental additions and clarifications to address the various comments, we ask that the Staff again review the format and content of the FFELP and Business Services segments portion of our Management Discussion and Analysis in the 2011 Form 10-K (and comparable quarterly counterpart in our Form 10-Q for the first quarter of 2012), as we believe we have provided significant detail on the composition and relative contribution percentages of each of the components of segment revenues therein.

•	Describe what your role will be as a servicer of DSLP loans, particularly in contrast with your role as servicer and/or originator of FFELP loans.

We do not originate DSLP loans and no longer originate FFELP loans as a result of the termination of that program in July 2010. We believe our current disclosures clearly make this distinction. In the Business section of the 2011 Form 10-K we describe our role as a servicer of loans owned by the Department of Education. We would propose to make the underlined additions to the existing disclosure (page 7 of our 2011 Form 10-K) in our 2012 Form 10-K to address the Staff’s comment.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

ED Servicing and Collection Contracts

In the second quarter of 2009, ED named Sallie Mae as one of four servicers awarded a servicing contract (the “ED Servicing Contract”) to service all newly disbursed federal loans owned by ED. The ED Servicing Contract covers, among others, all DSLP loans disbursed by ED since this contract was awarded and does not currently extend to DSLP loans originated by ED prior to that date. The contract spans five years with one, five-year renewal at the option of ED. We compete for Direct Loan servicing volume from ED with the three other servicing companies with whom we share the contract. Account allocations are awarded annually based on each company’s performance on five different metrics: defaulted borrower count, defaulted borrower dollar amount, a survey of borrowers, a survey of schools and a survey of ED personnel. Pursuant to the contract terms related to annual volume allocation of new loans, the maximum any servicer could be awarded is 40 percent of net new borrowers in that contract year. We are focused on our performance to increase our allocation of new accounts under the ED Servicing Contract. Our share of new loans serviced for ED under the ED Servicing Contract [increased/decreased] to XX percent in 201   from YY percent in the prior contract year as a result of our (increase/decrease) in our relative standing, as compared to other servicing companies, on the ED scorecard. We are servicing approximately X million accounts under the ED Servicing Contract as of {insert date} and generated $XX million of revenue under the contract for {insert period}. We hope to continue to increase both revenues and number of accounts serviced under the ED Servicing Contract over time, as well as compete for the opportunity to service additional DSLP loans not currently subject to the ED Servicing Contract when the existing contract relating to those loans expires in June 2014, with one, five-year renewal at the option of ED. However revenues serviced on behalf of ED are not likely to approach amounts comparable to those we service for third parties and ourselves under FFELP for the foreseeable future.

•

Noting your disclosure that the majority of your income continues to be derived from your portfolio of FFELP loans, describe any plans you have to replace that source of income as the portfolio amortizes.

Since the elimination of the FFELP program, we have strived to include in our Management Discussion and Analysis a summary of management’s annual objectives intended to provide our investors with an understanding of how we intend to grow our various existing businesses while at the same time managing expectations that interest and servicing revenues from FFELP loans can be fully replaced. For example, on page 29 of our 2011 Form 10-K under “2011 Management Objectives – Prudently Grow Consumer Lending Segment Assets and Revenue,” we state:

Successfully growing Private Education Loan lending is the key component of our long-term plan to grow shareholder value. We achieved this goal by originating increasing numbers of high quality Private Education Loans, with higher net interest margins and lower charge-offs and provision for loan losses. Originations were 19 percent higher in 2011 compared with 2010 with average FICO and cosigner rates higher compared with the prior year. “Core Earnings” net interest margin increased from 3.9 percent to 4.1 percent. Charge-offs decreased to 3.7 percent of loans in repayment from 5.0 percent in 2010. Provision for loan loss decreased to $1.18 billion from $1.3 billion in 2010. (emphasis added).

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

Management continues to work diligently on longer term forecasts and estimates regarding long-term targets for Private Education loan originations and revenue growth, as well as growth of our Business Services segment both organically and through acquisitions. As we develop more certainty around these forecasts we would expect to provide investors with a better understanding of the future potential of our businesses. For now, however, we believe the more appropriate focus is aiding investors in understanding the various implications of the elimination of the FFELP program.

We recognize the Staff’s concern and in future discussions of our business segments we will place more emphasis on our reliance on Consumer Lending growth as the key component of our long-term plan.

•

Noting your disclosure on page 31 that the vast majority of your Business Services segment revenue is from servicing and collecting on FFELP loans, explain the extent to which you expect the activities you are targeting for expansion (described on page 31) will offset revenue declines in this area.

We believe the current description of our business outlook and strategies for the Business Services segment are accurately reflected in that portion of Item 1, Business of the 2011 Form 10-K. However, we would propose the following marked additions (to be updated to the then current periods) to our existing disclosure (page 6 of our 2011 Form 10-K) in our 2012 Form 10-K in hopes of providing more context and addressing your comments.

Business Services Segment

Our Business Services segment generates the vast majority of its revenue from servicing our FFELP Loan portfolio and from performing servicing, default aversion and contingency collections work on behalf of ED, Guarantors of FFELP Loans, and other institutions. The elimination of FFELP in July 2010 will cause these FFELP-related revenue sources to continue to decline.

•	{insert relevant trend analysis of various components of FFELP-related revenue sources}

* * * * *

The scale, diversification and performance of our Business Services segment have been, and we expect them to remain, a competitive advantage for us. As our own FFELP-related service revenue streams continue to decline, we will strive to replace them over the coming years through both complementary and diversified strategies to expand demand for our services in and beyond the student loan market. We may seek to achieve either strategy through acquisitions of existing businesses or assets.

We expect the elimination of FFELP to cause other owners of FFELP loan portfolios as well as Guarantors of those loans to further reduce their costs of doing business. We believe we are uniquely positioned to increase the volume of services we provide in these areas. We plan to acquire additional existing FFELP loan portfolios. We also expect to acquire additional FFELP servicing volume as others exit existing FFELP servicing businesses or seek to find lower cost providers for those services. We also expect to compete aggressively for any and all future servicing opportunities with respect to DSLP loans originated by ED.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

We also intend to explore growth opportunities – organically and through acquisitions – in areas that complement our existing core save, plan and pay for college franchises or expand on our significant servicing and collections expertise in other markets. For example, in 2011 we launched Sallie Mae Insurance Services to offer tuition, renters’ and student health insurance to college students and higher education institutions. We also acquired SC Services & Associates to enhance our ability to provide collections services to local governments and courts.

In 2012 our FFELP-related revenue streams accounted for XX percent of total segment revenues, as compared to YY percent and ZZ percent respectively for the previous two consecutive fiscal years. Over the next several years our objective is to grow or acquire additional sources of services revenue sufficient to offset further declines in FFELP-related service revenue streams. However, the total amounts of these combined revenue streams are significant and our ability to offset these increasing declines over longer time frames is less certain.

We would ask the Staff to also please consider statements made within the Management Discussion and Analysis – 2012 Management Objectives, such as those to which you refer should only be taken in the context of the particular year to which they apply. Please note and compare the description of our achievement of 2011 Management Objectives for the Business Services segment on page 29 of the 2011 Form 10-K with the statement of the Business Services segment’s 2012 Management Objectives, i.e., “Increase Business Services Revenue” for 2011 vs. “Sustain Business Services Segment Revenue” for 2012 on page 31. The intention in setting this objective for 2012 and stating it as such was to declaratively state that we believe it is a realistic goal to fully offset 2012 declines in FFELP-related revenue streams with additional revenue obtained from the identified sources stated within this section over the course of the year.

We are, however, mindful of the Staff’s observation and in future quarterly reports on Form 10-Q throughout the year we will make every effort to update our performance against this 2012 management objective for the Business Services segment and provide, to the extent possible, additional information and updates indicating whether we continue to believe this objective is feasible in 2012. Given the Staff’s comments generally on the changing composition of our Business Services revenues we will endeavor in future Annual Reports on Form 10-K to provide more clarity and visibility over the near- and longer-term revenue outlook and composition for this segment.

Upromise, page 6

3.	You disclose that you generate transaction fees through your Upromise consumer savings network, through which members have earned $660 million in rewards by purchasing various products. You go on to disclose that you earn a fee for the marketing and administrative services you provide to companies that participate in the Upromise savings network. Furthermore, we note your disclosure in Note 2 that cash rebates that Upromise members earn from qualifying purchases from Upromise’s participating companies are held in trust for the benefit of the members, and that Upromise has deposited a majority of the cash with the Bank. Please tell us and consider revising your disclosure in future filings to explain how this program works by addressing the following:

•

Describe the source of the cash that is deposited with the Bank in connection with the Upromise rebates. For example, is the cash a portion of the fees that are paid by companies that participate in the Upromise savings network?

•	Explain whether there is any expense recorded or associated with Upromise members earning rewards.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

Response:

Upromise Services (the Consumer Savings Network business) offers a rewards-based program with more than 14 million registered members (“Members”). Members enroll in the rewards program for free by visiting the Upromise website and registering. When a Upromise Member purchases goods or services from a participating partner company (a “Partner”), Upromise tracks the spending activity, collects a transaction fee from the Partner and deposits a contribution in the Member’s Upromise account, which may be used by the Member as savings towards college. Until a Member decides how to use these contributions, these funds are held at Sallie Mae Bank.

When a Member makes a purchase through a Upromise channel a participating company pays Upromise an agreed upon fee based upon the Member’s transaction. A portion of that fee received by Upromise is used to fund the Member account with the remaining amount recognized as revenue.

Upromise recognizes Member contribution payments as “contra revenue” resulting in a reduction to the related revenue generated from Partner transaction fees in accordance with ASC Subtopic 605-50, Revenue Recognition: Customer Payments and Incentives. As a result, we do not record expense associated with Upromise Members earning rewards.

Upromise Services recurring net income for 2011 was only 2 percent of our total GAAP net income and “Core Earnings.” In addition, the $660 million referenced on page 6 of our 2011 Form 10-K represents an aggregate of all amounts deposited by Upromise into Member accounts since the program’s inception. At December 31, 2011, Member accounts totaled $322 million or 0.2 percent of SLM Corporation’s total liabilities. Due to the immateriality of this business to our consolidated results we do not believe additional disclosure of this information would be useful or material for our investors.

Item1A. Risk Factors, page 11

4.	In future filings, beginning with your next Form 10-Q, please include a risk factor that explains that student loans are currently not dischargeable in bankruptcy and describes the impact a change in the law would have on you.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

Response:

In response to the Staff’s comment, we intend to expand our risk factor disclosure in our next Form 10-Q filing, as discussed in more detail below.

We note that since the passage of the Student Aid and Fiscal Responsibility Act (“SAFRA”) eliminated FFELP lending in 2010, each of our Annual Reports on Form 10-K have contained a variation of the following risk factor that appeared most recently on page 14 of our Form 10-K for the fiscal year ended December 31, 2011.

The scope and profitability of our lending businesses remain subject to risks arising from legislative and administrative actions.

Through the HCERA, the U.S. Congress mandated that all future federal student loans be made through the DSLP, eliminating the FFELP. Further legislative action by Congress could adversely affect our business, financial condition and results of operations. For instance, during the fourth-quarter 2011, the Administration announced a Special Direct Consolidation Loan Initiative that provides a temporary incentive to borrowers who have at least one student loan owned by ED and at least one held by a FFELP lender to consolidate the FFELP lender’s loans into the DSLP program by providing a 0.25 percentage point interest rate reduction on the FFELP loans that are eligible for consolidation. We currently do not foresee the initiative having a significant impact on our FFELP Loans segment. However, the initiative is an example of how the Administration and Congress could detrimentally affect future estimated cash flows and profitability from our FFELP Loan portfolios through their actions. Likewise, additional restrictions or requirements imposed on Private Education lending could increase our costs, affect our ability to service and collect loans and materially and adversely impact our business, financial condition and results of operations. (emphasis added)

Congressional proposals to reconsider the dischargeability of student loans in bankruptcy have appeared frequently and in various forms since 2006 and we regularly consider their potential implications on our business. However, we have concerns that focusing too narrowly or prematurely on particular Congressional and administrative proposals, whether they relate to bankruptcy reform or other aspects of the DSLP or Private Education lending businesses, may wrongly and potentially misleadingly communicate a sense of exactitude in estimations that are not justified given the dynamic nature of changes that can be made in the legislative process, as well as the implications their evolution may have for our businesses. Hence, we have utilized risk factors, such as the one above, to more broadly warn of the general sources of regulatory and legislative change that are specific to the nature of the businesses in which we operate.

We are very mindful of the Staff’s guidance on risk factor disclosure and the need to focus on clear and concise explanations of risks specific to particular industries or companies and we have again considered that guidance in light of your specific request. We agree that our existing risk factor shown above should be updated to reflect the current, increased attention on all manner of student loan programs. We propose to include the following text in future quarterly reports on Form 10-Q, beginning with our next quarterly filing, and then consolidate this additional information, as needed, into our 2012 Form 10-K.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

The scope and profitability of our businesses remain subject to risks arising from legislative and administrative actions.

All of our businesses remain directly or indirectly subject to risks from the actions of Congress, the Administration and other regulatory agencies. The issue of how to pay for college, including the role of education lending, is increasingly part of the political, election year debate, with various Administration and legislative proposals relating to the financing of higher education.

Relating to our FFELP Loans segment, in early 2012 the Administration implemented a Special Direct Consolidation Loan Initiative to provide a temporary incentive to certain borrowers to consolidate the FFELP lender’s loans into the DSLP program by providing interest rate reductions on FFELP loans eligible for consolidation. Since that time, proposals from Congress and in the President’s 2013 budget have been put forward on a number of initiatives ranging from the recently adopted one-year extension continuing subsidization of Stafford student loan interest rates at the current 3.4 percent rate to reducing the fees payable by the Department of Education to service providers assisting students with the rehabilitation of defaulted FFELP Loans. These types of proposals have the potential to reallocate Federal funding and appropriations in ways that could be detrimental to our lending and collection business.

Relating to Private Education loans, a Congressional bill introduced in the spring of 2011 promoting changes to bankruptcy laws to permit the discharge of Private Education loans in bankruptcy has recently received significant attention. Separately, the Consumer Finance Protection Bureau is now operational and is expected to release a report, co-authored with the Department of Education, regarding its review of the Private Education loan industry and may, thereafter, propose changes in how these loans are originated, serviced or collected.

We cannot estimate the likelihood of passage of any of the Congressional or administrative proposals of the types described above, nor anticipate their ultimate content. However, the adoption and implementation of proposals such as these, individually or in combination, could significantly increase our costs, affect our ability to service and collect loans and materially and adversely impact our business, financial condition and results of operations.

5.	In future filings, beginning with your next Form 10-Q, please include a risk factor that specifically addresses the effects the elimination of the FFELP has had, and is expected to have, on your business.

Response:

In response to the Staff’s comment and Comment 2, we intend to expand, in our next Form 10-Q filing, our discussion of revenues derived directly and indirectly from the FFELP loans we hold. We do not believe the elimination of FFELP originations, which is a historical fact, merits separate risk factor disclosure in light of this expanded presentation and for the reasons discussed below.

Disclosure of risk factors is governed by Item 503(c) of Regulation S-K, which calls for disclosure about significant factors that make an offering “speculative or risky.” When applied outside of an offering in the context of periodic reports on Form 10-K and Form 10-Q, the disclosure requirement applies to an issuer, its business and its securities.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

In a business context, a risk can be viewed as a probability or threat of damage, loss or negative occurrence caused by external or internal vulnerabilities. The elimination of the FFELP program is not “speculative” as it has occurred. Accordingly, we do not consider the elimination of the FFELP program as prospective risk so much as historical fact, the material implications of which we have disclosed in our periodic reports for several years. Please note that our Form 10-K for the fiscal year ended December 31, 2009 included risk factor disclosure and warned of the potential risks of the passage of SAFRA, contained within the Health Care and Education Reconciliation Act of 2010. Beginning with our Form 10-K for the fiscal year ended December 31, 2010, we described the material effects that the elimination of the FFELP program would have on our businesses. Further, we made significant changes to the format and content of Item 1, Business of our 2011 Form 10-K as compared to years prior, made in part, for the specific purposes of disclosing the reduced future significance of, and expectations regarding, our FFELP Loans segment.

The third paragraph of Item 1, Business of our 2011 Form 10-K, page 2, states specifically:

In addition, we are the largest holder, servicer and collector of loans made under the discontinued Federal Family Education Loan Program (“FFELP”). In fact, the majority of our income continues to be derived, directly or indirectly, from our portfolio of FFELP loans. In 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010 (“HCERA”). The FFELP, through which we historically generated most of our net income, was eliminated by HCERA though it did not alter or affect the terms and conditions of existing FFELP Loans. Our FFELP Loan portfolio will amortize over approximately 20 years. The fee income we derive from providing servicing and contingent collections services on such loans will similarly decline over time. For a full description of FFELP, see Appendix A “Federal Family Education Loan Program. (emphasis added)

Relating to our Business Services segment, we also state on page 6 of the 2011 Form 10-K:

Business Services Segment

Our Business Services segment generates the vast majority of its revenue from servicing our FFELP Loan portfolio and from performing servicing, default aversion and contingency collections work on behalf of ED, Guarantors of FFELP Loans, and other institutions. The elimination of FFELP in July 2010 will cause these FFELP-related revenue sources to continue to decline. (emphasis added)

As to our revenues and operating expenses, as well as the order of magnitude of year-over-year loan originations we also state, on page 29 of the 2011 Form 10-K:

Reduce Operating Expenses

The elimination of FFELP by HCERA greatly reduced our revenue generating capabilities. In 2010 we originated $14 billion of loans, 84 percent of them FFELP Loans; in 2011 we originated $2.7 billion of new loans, all of them Private Education Loans. As a result of the decline in our FFELP related revenue, we determined we must effectively match our cost structure to our ongoing business. As such, we set a goal of having a quarterly operating expense of $250 million in the fourth quarter of 2011 (by comparison, our 2010 fourth-quarter operating expenses were $308 million). We achieved this goal as our fourth-quarter 2011 operating expenses were $243 million. (emphasis added)

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

Since the elimination of the FFELP program, we have included in our Management’s Discussion and Analysis a summary of management’s annual objectives intended to provide our investors with an understanding of how we intend to grow our various existing businesses while at the same time managing expectations that interest and servicing revenues from FFELP loans can be fully replaced. We may consider expanding this disclosure in future filings to the extent we develop more certainty around our business forecasts and have information that would provide investors with a better understanding of the future potential of our business. For now, however, we believe the more appropriate focus is aiding investors in understanding the material effects of the elimination of the FFELP program.

We would also like to direct the Staff’s attention to the Compensation Discussion and Analysis contained in our Proxy Statement at page 34 where our Compensation and Personnel Committee (the “Committee”) explains its rationale for the vesting triggers contained within recently adopted three-year performance share units granted to our Named Executive Officers, which states:

In early 2012, the Committee granted performance stock units to Named Executive Officers with vesting levels based on achievement of cumulative “core earnings” net income (“Cumulative Net Income”) for the period from January 1, 2012 through December 31, 2014. These performance stock units vest 100% at the target level if Cumulative Net Income is $3.3 billion, and between 50% and 130% of the target level to the extent Cumulative Net Income is more than $2.6 billion and $3.6 billion or above. The Committee selected the Cumulative Net Income metric and established the target level of achievement. In making this decision, the Committee considered the challenges management will face in coming years to replace contributions to net income previously derived from net interest margin on FFELP Loans and related servicing revenues generated from FFELP Loans, including newly originated FFELP Loans. As existing FFELP Loans become more seasoned, or are repaid, and are not replaced through new FFELP Loan originations, net income derived from various sources on these loans will decrease. Management must then grow existing businesses, expand into new business lines, and aggressively manage expenses in order to maintain and improve on historical levels of “core earnings” net income. (emphasis added).

The Committee’s decisions were formed, in part, by giving consideration to management’s long-term forecasts. It is worth nothing that for these purposes 100% vesting occurs at Cumulative Net Income levels relatively equal to our net income for the year ended December 31, 2011, as computed on a Core Earnings basis. While the Committee clearly identifies the challenges associated with the elimination of the FFELP program, we think it fair to assume they believed achievement of earnings within the specified range of vesting levels was realistic when the range was established. Forecasts such as those reviewed by the Committee are by their nature forward-looking statements subject to significant risks and uncertainties. While we agree there is risk in achieving the specified net income targets over the three-year performance period, we believe the estimates indicated within these awards also support our view that a risk factor of the type requested is not merited at this time. We will, of course, monitor our performance and our disclosures periodically and consider additional disclosures and risk factors should there be material changes in our outlook.

We believe that we have provided disclosure useful to investors regarding the FFELP program, as discussed above and welcome the opportunity to discuss with the Staff ways in which we can further improve or enhance our existing disclosures of the material effects of the elimination of the FFELP program in our Business section, as well as in our Management’s Discussion and Analysis.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Reduce Operating Expenses, page 29

6.	Please tell us and revise future filings to provide more details as to how you were able to reduce your operating expenses in the fourth quarter of 2011 and how you intend to reduce operating expenses on a going forward basis.

Response:

The elimination of FFELP by HCERA in July 2010 significantly changed our business model as it eliminated FFELP originations which were a major source of our net income. In response to the elimination of FFELP we restructured our operations by eliminating positions and facilities that were associated with the origination of FFELP loans. The discussion on page 29 of the 2011 Form 10-K highlights this significant decline in origination volume and the need to reduce costs. Page 36 and the restructuring expense discussion provides more detail on the expense reductions. The significant reduction in operating expenses we experienced in 2011 was primarily the result of the full year impact of the restructuring that occurred in the second half of 2010 as well as continued restructuring that occurred in 2011. In addition, fourth-quarter operating expenses are typically lower as most of the costs associated with originating private loans occur in the first and third quarters of each year. Additional discussion regarding our restructuring activities (including disclosing that 5,500 positions have been eliminated as a result of our restructuring efforts) can be found on pages F-67 and F-68 of our 2011 Form 10-K.

For 2012 our stated goal as described on page 31 is that we will “strive to sustain or improve” on the fourth-quarter 2011 run rate ($250 million) or approximately $1 billion or less in operating expenses for 2012. Because of the seasonality of our business, there will be quarterly fluctuations in operating expenses but we continue to expect operating expenses for 2012 to be approximately $1 billion or less.

As we do not expect changes in our operations to significantly reduce costs further in 2012 we respectfully respond that we will not add additional disclosure regarding how we intend to reduce expenses on a going forward basis.

“Core Earnings” – Definitions and Limitations, page 37

7.	We note your tabular disclosure on page 39 and the reconciliations of your Core Earnings adjustments to GAAP on subsequent pages through page 46. Please consider revising your disclosure in future filings to more clearly link your tabular disclosure on page 39 to the reconciliations on subsequent pages. For example, consider separately disclosing your reclassifications from your adjustments to Core Earnings.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

Response:

Below are our proposed changes (highlighted in yellow) to our segment reporting tables. The addition of reclassification versus non reclassification columns allows the adjustments made to be more easily linked to the adjustments on pages 42 to 44. We will adopt these changes with our next Form 10-Q filing.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

	Year Ended December 31, 2011
(Dollars in millions)	Consumer Lending	Business Services	FFELP Loans	Other	Eliminations(1)	Total “Core Earnings”	Adjustments			Total Adjustments(2)	Total GAAP
							Reclassifications	Additions/ (Subtractions)
Interest Income:
Student loans	$2,429	$—	$2,914	$—	$—	$5,343	$902	$(355)		$547	$5,890
Other loans	—	—	—	21	—	21	—	—		—	21
Cash and investments	9	11	5	5	(11)	19	—	—		—	19

Total interest income	2,438	11	2,919	26	(11)	5,383	902	(355)		547	5,930
Total interest expense	804	—	1,472	54	(11)	2,319	71	11	(4)	82	2,401

Net interest income (loss)	1,634	11	1,447	(28)	—	3,064	831	(366)		465	3,529
Less: provisions for loan losses	1,179	—	86	30	—	1,295	—	—		—	1,295

Net interest income (loss) after provisions for loan losses	455	11	1,361	(58)	—	1,769	831	(366)		465	2,234

Other income:
Servicing revenue	64	970	85	1	(739)	381				—	381
Contingency revenue	—	333	—	—	—	333	—	—		—	333
Gains on debt repurchases	—	—	—	64	—	64	(25)	(1)		(26)	38
Other income (loss)	(9)	70	1	(9)	—	53	(806)	(173	)(5)	(979)	(926)

Total other income (loss)	55	1,373	86	56	(739)	831	(831)	(174)		(1,005)	(174)

Expenses:
Direct operating expenses	304	482	759	13	(739)	819	—	—		—	819
Overhead expenses	—	—	1	280	—	281	—	—		—	281

Operating expenses	304	482	760	293	(739)	1,100	—	—		—	1,100
Goodwill and acquired intangible assets impairment and amortization	—	—	—	—	—	—	—	24		24	24
Restructuring expenses	3	3	1	2	—	9		—		—	9

Total expenses	307	485	761	295	(739)	1,109	—	24		24	1,133

Income (loss) from continuing operations, before income tax expense (benefit)	203	899	686	(297)	—	1,491	—	(564)		(564)	927
Income tax expense (benefit)(3)	75	330	252	(109)	—	548		(220)		(220)	328

Net income (loss) from continuing operations	128	569	434	(188)	—	943	—	(344)		(344)	599
Income from discontinued operations, net of taxes	—	—	—	33	—	33	—	—		—	33

Net income (loss)	128	569	434	(155)	—	976	—	(344)		(344)	632
Less: loss attributable to noncontrolling interest		(1)				(1)	—	—		—	(1)

Net income (loss) attributable to SLM Corporation	$128	$570	$434	$(155)	$—	$977	$—	$(344)		$(344)	$633

(1)

The eliminations in servicing revenue and direct operating expense represent the elimination of intercompany servicing revenue where the Business Services segment performs the loan servicing function for the FFELP Loans segment.

(2)	“Core Earnings” adjustments to GAAP:

(Dollars in millions)	Net Impact of Derivative Accounting	Net Impact of Goodwill and Acquired Intangibles	Total
Net interest income after provisions for loan losses	$465	$—	$465
Total other loss	(1,005)	—	(1,005)
Goodwill and acquired intangible assets impairment and amortization	—	24	24

Total “Core Earnings” adjustments to GAAP	$(540)	$(24)	$(564)

Income tax benefit			(220)

Net loss			$(344)

(3)	Income taxes are based on a percentage of net income before tax for the individual reportable segment.
(4)	Represents a portion of the $32 million “other derivative accounting adjustments.”
(5)	Represents the $153 million of “unrealized losses on derivative and hedging activities, net” as well as the remaining portion of the $32 million of “other derivative accounting adjustments.”

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

Differences between “Core Earnings” and GAAP, page 42

“Core Earnings” Derivatives Adjustments, page 43

8.	We note your tabular presentation showing the different adjustments to arrive at total net impact of derivative accounting. In future filings, please provide additional clarifying disclosure of the item(s) included in “other pre-change in derivatives accounting adjustments.”

Response:

In our next Form 10-Q filing we will change the term “other pre-change in derivatives accounting adjustments” to “Other derivative accounting adjustments” along with the addition of the following footnote to the table.

Other derivative accounting adjustments consist of: (1) adjustments related to foreign currency denominated debt that are adjusted to spot foreign exchange rates for GAAP where such adjustments are reversed for “Core Earnings” and (2) terminated derivatives that did not receive hedge accounting treatment under GAAP but were economic hedges under “Core Earnings” and, as a result, such gains or losses are amortized for “Core Earnings” over the life of the hedged item.

Cumulative Impact of Derivative Accounting under GAAP compared to “Core Earnings,” page 45

9.	We note your tabular disclosure related to the net impact of unrealized gains/losses under derivative accounting on GAAP equity as well as your disclosure of your unamortized floor premiums. Please tell us and expand your disclosure in future filings to explain the purpose of this disclosure and how Management uses this information. In this regard, it appears that you may be trying to provide information that would enable users to derive a non-GAAP equity measure based on your Core Earnings derivative adjustments. If this is the case, please tell us why you chose to present the information in this manner as opposed to in a reconciliation format similar to your reconciliation of GAAP equity to Tangible Economic Capital presented on slide 44 of your Investor Presentation included as Exhibit 99.1 to your Form 8-K filed May 7, 2012.

Response:

We recently added the two items raised in your comments to our disclosures to help our investors differentiate GAAP and “Core Earnings.” The table that details the cumulative net impact of unrealized/gains losses under derivative accounting on GAAP equity was added because it helps investors better understand the cumulative difference between GAAP and “Core Earnings” as a result of the derivative accounting adjustments we make. We believe showing that as an impact to GAAP equity is the most straightforward approach. The primary purpose for showing unamortized net floor premiums on page 45 of the 2011 Form 10-K was to inform our investors of the amount of cash already received by SLM Corporation through the sale of floor contracts that has not yet been recorded as income on a “Core Earnings” basis but will be recognized in future periods. Due to the significant amount of deferred revenue that typically exists we believe this information is useful and material to investors.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

There is one additional adjustment (goodwill and acquired intangible assets) made to arrive at Tangible Economic Capital beyond the amounts shown in the tables referenced in your comment. It was not our intention to present the information so our investors could calculate Tangible Economic Capital as presented on slide 44 of our Investor Presentation. (Please note that as noted in our response to Comment 32 below, we do provide a reconciliation of GAAP to Tangible Economic Capital on slide 44.) As previously described, we present the data to better inform investors of the cumulative effect of derivative accounting and the amount of deferred revenue that exist for “Core Earnings” related to the floor contracts. For these reasons we believe the current disclosure clearly lays out what is being disclosed.

10.	To the extent that you plan to continue providing this disclosure in its current format, we believe that your disclosure could be improved by clarifying how the adjustment to arrive at the cumulative impact on GAAP equity relates to the derivative accounting adjustment to net income that you disclose on page 43. Please tell us, and consider revising your disclosure in future filings to qualitatively address how this adjustment relates to the Core Earnings adjustment disclosed on page 43 in addition to other components, including taxes, that are included within the adjustment to equity. Additionally, please tell us how the ending impact of derivative accounting on GAAP equity relates to the ending fair value of your derivative assets and liabilities discussed in Note 7 to your consolidated financial statements. For example, consider providing a reconciliation showing how other items, including core earnings premium amortization affect the ending impact of derivative accounting on GAAP equity, in addition to the fair value of your derivative assets and liabilities.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

Response:

The following is the footnote we propose adding to our next Form 10-Q filing in response to your first comment:

	Years Ended December 31,
(Dollars in millions)	2011	2010	2009
Beginning impact of derivative accounting on GAAP equity	$(676)	$(737)	$(452)
Net impact of net unrealized gains/(losses) under derivative accounting(1)	(301)	61	(285)

Ending impact of derivative accounting on GAAP equity	$(977)	$(676)	$(737)

(1)	Net impact of net unrealized gains/(losses) under derivative accounting is composed of the following:

(Dollars in millions)	2011	2010	2009
Total pre-tax impact of derivative accounting recognized in net income	$(540)	$83	$(502)
Tax Impact of derivative accounting adjustments recognized in net income	208	(27)	177
Change in unrealized gain/(losses) on derivatives, net of tax recognized in Other Comprehensive Income	31	5	40

Net impact of net unrealized gains/(losses) under derivative accounting	$(301)	$61	$(285)

For your information, the amounts in the proposed footnote above are also found in the following locations in our disclosures:

•	Total pre-tax impact of derivative accounting recognized in net income – Differences between “Core Earnings” and GAAP table on page 42.

•	Tax impact of derivative accounting adjustments recognized in net income – portion of the impact of net taxes in GAAP to “Core Earnings” table related to derivatives on page 42.

•	Change in unrealized gain/losses on derivatives, net of tax recognized in Other Comprehensive Income – Page F-59.

The following table reconciles the $977 million cumulative impact of derivative accounting to our derivative footnote:

(Dollars in millions)	December 31, 2011	Cross- Reference
Derivative assets (pre-tax)	$3,093	Page F-57
Derivative liabilities (pre-tax)	(3,057)	Page F-57
Debt hedge accounting adjustments (pre-tax)	(2,747)	Page F-43
Unamortized Floor Income Contract premiums under “Core Earnings” (pre-tax)	1,180
Other derivative adjustments (pre-tax)	(27)
Tax impact of adjustments	581

Adjustment to GAAP equity	$(977)

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

We do not believe providing the above detailed reconciliation would be useful or material to our investors. Investors can read and understand the items above that impact the derivative accounting adjustments on pages 37-46.

11.	Please also revise your disclosure in future filings to provide more context around the remaining amount of unamortized net floor premiums and the changes from period to period. In this respect, please clarify whether you are continuing to sell new floor income contracts, and discuss the factors that influence your decision whether to sell new floor income contracts.

Response:

We have discussed the business strategy and accounting treatment of Floor Income Contracts in several places throughout our 2011 Form 10-K so investors can better understand how we use Floor Income Contracts to mitigate risk and lock in cash flows (pages 26-27, 42, 54, 93 and F-56 to our 2011 Form 10-K). In particular, we believe the last paragraph on pages 42 and the second to last paragraph on F-56 describes our strategy related to Floor Income Contracts, and, in response to the Staff’s comment, we will add the following additional disclosure to our disclosure on page 45 of our Form 10-K (changes underlined) in our next Form 10-Q:

In addition, net Floor premiums received on Floor Income Contracts that have not been amortized into “Core Earnings” as of the respective year-ends are presented in the table below. These net premiums will be recognized in “Core Earnings” in future periods and are presented below net of tax. As of December 31, 2011, the remaining amortization term of the net floor premiums was approximately 4.5 years on existing contracts. Historically we have sold Floor Income Contracts on a periodic basis and, depending upon market conditions and pricing, we may enter into additional Floor Income Contracts in the future. The balance of unamortized Floor Income Contracts will increase as we sell new contracts and decline due to the amortization of existing contracts.

Business Segment Earnings Summary – “Core Earnings” Basis, page 47

FFELP Loan Segment, page 52

FFELP Loans Net Interest Margin, page 53

12.	Within the tabular net interest margin disclosure, we note the adjustment for GAAP accounting treatment of 0.34% and 0.33% to arrive at the GAAP-basis FFELP Loans net interest margin for the years ended December 31, 2011 and 2010, respectively. We believe that your tabular disclosure could be improved by clarifying what the adjustment for GAAP accounting treatment represents. Please tell us, and consider revising your disclosure in future filings to qualitatively discuss the components of this adjustment and clarify how this adjustment relates to your core earnings adjustments described on prior pages.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

Response:

The adjustment for GAAP-basis FFELP Loans net interest margin relates to the following items included in the “Core Earnings” Derivative Accounting Adjustments table on page 43 of the 2011 Form 10-K. (Please note the net interest margin for Consumer Lending assets include the same types of adjustments and are also included in the table on page 43.):

•	A portion of the Reclassification of Realized Gains (Losses) on Derivative and Hedging Activities (the “plus: realized losses on derivative and hedging activities, net” line item of that table);

•	Amortization of net premiums on Floor Income Contracts in net interest income for “Core Earnings”; and

•	A portion of the Other pre-change in derivatives accounting adjustments.

We propose including the following disclosure as a footnote to the FFELP net interest margin table and we will make a similar addition to the Consumer Lending table in our next Form 10-Q.

	Years Ended December 31,
	2011	2010	2009
“Core Earnings” basis FFELP Loans net interest margin(1)	.98%	.93%	.67%
Adjustment for GAAP accounting treatment(2)	.34	.33	(.08)

GAAP-basis FFELP Loans net interest margin(1)	1.32%	1.26%	.59%

(1) The average balances of our FFELP “Core Earnings” basis interest-earning assets for the respective periods are:
(Dollars in millions)
FFELP Loans	$143,109	$142,043	$150,059
Other interest-earning assets	5,194	5,562	5,126

Total FFELP “Core Earnings” basis interest-earning assets	$148,303	$147,605	$155,185

(2)

Represents the reclassification of periodic interest accruals on derivative contracts from net interest income to other income, the reversal of the amortization of premiums received on Floor Income Contracts, and other derivative accounting adjustments. For further discussion of these adjustments see “Core Earnings” – Definitions and Limitations – Difference between “Core Earnings” and GAAP in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Financial Condition, page 57

Summary of Student Loan Portfolio, page 59

Student Loan Activity, page 61

13.	We note your roll-forward of each loan type disclosed, including the line item for repayments/defaults/other. As repayments and defaults of loans are dissimilar in terms of credit quality trends, please tell us why you have aggregated these decreases.

Alternatively, please revise your disclosure in future filings to separately disclose decreases in each loan class due to repayments and defaults.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

Response:

The Student Loan Activity roll-forward table is based on the activity of our student loan balances as disclosed on the balance sheet in a net carrying value format. This net carrying value is inclusive of student loan principal, unamortized premiums and discounts, allowance for loan loss, and the receivable for partially charged off loans. As a result, Private Loan default activity in the portfolio has a net zero impact in this roll forward since it results in a reduction in student loan principal for the amount which defaults which is offset by a reduction in the allowance contra-asset for the charged-off amount and an increase in the receivable for partial charge-offs. We provide the table in its current format because it is useful to our investors and the readers of our financial statements; however, in our next Form 10-Q filing we will change the caption to say “repayments and other” because, as discussed above, defaults have no impact on the line item. We provide disclosure on the level of charge-offs by segment of loans and charge-off statistics by class of loans elsewhere in the document (pages 66, 68, F-30 – F-32, and F-37 of our 2011 Form 10-K). As such, we don’t believe modifying our disclosure would provide useful or material information to our investors.

Private Education Loan Originations, page 63

14.	You disclose that Private Education Loan originations increased by 19 percent to $2.7 billion in 2011 as compared to 2010. However, your tabular disclosure of Private Education Loan Delinquencies and Forbearance trends here as well as your tabular disclosure on page 70 indicates that both loans not yet in repayment and loans with monthly scheduled payments due in 12 months or less declined in 2011 as compared to 2010. Please clarify whether your originations flow immediately into the in-school/grace/deferment category or the loans in repayment and current category. Also, clarify the underlying reason for the declining trends in the categories noted above when originations are increasing, including whether this is due to loan originations in loan types that are not deferred while the student is in-school. Consider revising your disclosure in future filings to address this matter.

Response:

The vast majority of our new Private Education Loan originations, including those disbursed in both 2010 and 2011, are part of our Smart Option program. Unlike our historical loan products which generally permitted a period of deferred payment while the borrower was in an in-school or grace status, the Smart Option program offers borrowers a choice of three initial repayment options. In addition to a deferred payment option that is similar to our historical Private Education Loan programs, the Smart Option program offers borrowers an opportunity to make an interest-only payment or fixed monthly payments of $25 during the in-school and grace status. The interest-only and fixed payment options transition to a full principal and interest payment upon exiting their grace status. See our disclosure on page F-26 of the 2011 Form 10-K for a description of our Private Education Loan offerings and page 71 of the 2011 Form 10-K for additional discussion of our Private Education Loan program repayment options.

For 2011, the majority of our originations (approximately 73 percent) were either the interest-only or fixed payment option. Since these borrowers are required to make a payment even while in the in-school or grace enrollment periods, we reflect these loans as being in a repayment status within our various disclosures. As such, upon disbursement, these loans will be categorized in the Current Repayment category, and will age accordingly depending on their payment behavior.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

In addition to the flow of new disbursements into our disclosure tables, as our historical deferred population continues to age, these loans move from the In-school/Grace/Deferment category into the repayment category. We have a significant flow of volume that followed this trend in 2011.

Relating to the tabular disclosure on page 70, the additional breakout of loans by number of monthly scheduled payments due shows a decline year-over-year in the “0 to 12” category. While the newly disbursed Interest-Only and Fixed Pay Smart Option loans will be captured in this column, the historical population continues to age and a significant amount of loan volume will move into the next category during the course of the year, and typically the majority of our loan defaults will come from this category, as well. These two decreases offset the increase experienced from new loan originations.

In response to the Staff’s comment, we will include additional disclosure in our next Form 10-Q filing to provide more context around the makeup of our Smart Option disbursements with regard to repayment type by modifying the table on page 63 of our 2011 Form 10-K as highlighted below:

Private Education Loan Originations

Total Private Education Loan originations increased 19 percent from 2010 to $2.7 billion in the year ended December 31, 2011.

The following table summarizes our Private Education Loan originations:

	Years Ended December 31,
(Dollars in millions)	2011		2010		2009

Smart Option – Interest Only(1)	$	x,xxx	$	x,xxx	$	x,xxx
Smart Option – Fixed Pay(1)		x,xxx		x,xxx		x,xxx
Smart Option – Deferred(1)		x,xxx		x,xxx		x,xxx
Other		x,xxx		x,xxx		x,xxx

Total Private Education Loan originations		$2,737		$2,307		$3,176

(1)	Interest only, fixed pay and deferred describe the payment option while in school or in grace period. See “Private Education Loan Repayment Options” for further discussion.

Liquidity and Capital Resources, page 75

Sources of Liquidity and Available Capacity, page 76

15.	You disclose on page 76 that of the $2.865 billion in unrestricted cash and cash equivalents as of December 31, 2011, $1.5 billion is held at the Bank and will primarily be used to originate or acquire student loans at the Bank. Furthermore, you disclose that your ability to pay dividends from the Bank is subject to capital and liquidity requirements applicable to the Bank. Please address the following:

•

Revise your disclosure in future filings to describe and quantify the restrictions on the Bank’s net assets, including whether the restrictions require the consent of a government agency or other third party before the Bank’s net assets can be transferred to the parent company;

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

•	Tell us how you considered the disclosure requirements set forth in Rule 4-08(e) of Regulation S-X related to restrictions on your ability to pay dividends; and

•	Tell us how you determined that parent company only financial statements were not required. Refer to Rule 5-04 or 9-06 of Regulation S-X.

Response:

In response to the Staff’s comments, in future filings we intend to replace the footnote reference regarding the capital and liquidity requirements applicable to Sallie Mae Bank’s ability to pay dividends (on page 76 of our 2011 Form 10-K) with new paragraphs in “Liquidity and Capital Resources – Sources of Liquidity and Available Capacity” that read as follows:

The Bank’s ability to pay dividends is subject to the laws of Utah and the regulations of the FDIC. Generally speaking, under Utah’s industrial bank laws and regulations as well as FDIC regulations, the Bank may pay dividends from its net profits without regulatory approval if, following the payment of the dividend, the Bank’s capital and surplus would not be impaired. While applicable Utah and FDIC regulations differ in approach as to determinations of impairment of capital and surplus, neither method of determination has historically required the Bank to obtain consent to the payment of dividends.

For the years ended December 31, 2011 and 2010, the Bank paid dividends of $100 million and $400 million, respectively.

In response to your second comment above, Rule 4-08(e) of Regulation S-X states that registrants (i.e., SLM Corporation) must describe the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. SLM Corporation does not have any regulatory restrictions on paying dividends.

As discussed earlier in this letter we are not a bank holding company and therefore Rule 9-06 of regulation S-X does not apply. In applying the guidance in Rule 5-04 Sallie Mae Bank net assets were approximately 20 percent of SLM Corporation’s net assets and therefore did not meet the threshold for disclosure of parent-only financial statements.

Counterparty Exposure, page 78

16.	You disclose here as well as on page F-55 that $691 million of your derivative counterparty exposure at December 31, 2011 is related to financial institutions located in France, and of this amount, $498 million carries a guarantee from the French government. You also state that $690 million of this French exposure relates to derivatives held at your securitization trusts, and as of December 31, 2011, no collateral was required to be posted. Please revise your disclosure in future filings to state the notional amount by type of derivative contract that have exposure to financial institutions in France as well as the French government. Additionally, please clarify in your disclosure whether counterparties parties posted collateral related to these even if they were not required to do so, and quantify the amount posted, if any.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

Response:

We propose the following changes to our disclosures (on page 79 of our 2011 Form 10-K) in our next Form 10-Q filing:

Current turmoil in the European markets has led to increased disclosure of exposure in those markets. Of the total net exposure, $691 million of the net exposure is related to financial institutions located in France; of this amount, $498 million carries a guarantee from the French government. ~~$690 million of the $691 million~~ This exposure relates to $6.6 billion notional amount of cross-currency interest rate swaps ~~derivatives~~ held in our securitization trusts (of which $3.8 billion notional amount carries a guaranty from the French government). Counterparties to these derivatives are required to post collateral when their credit rating is withdrawn or downgraded below a certain level. As of December 31, 2011, no collateral was required to be posted and we are not holding any collateral related to these contracts. Adjustments are made to our derivative valuations for counterparty credit risk. The adjustments made at December 31, 2011 related to derivatives with French financial institutions (including those that carry a guarantee from the French government) decreased the derivative asset value by $179 million. Credit risks for all derivative counterparties are assessed internally on a continual basis.

Contractual Cash Obligations, page 80

17.	We note that your table of contractual obligations appears to exclude the related interest expense on your long-term debt obligations presumably because (as you point out in footnote 2 to the table) the interest obligations on these notes are predominantly variable in nature. However, it does appear that you use interest rate swaps to manage interest rate risk on certain of your floating rate debt obligations. Accordingly, please revise this table in future filings to include estimated interest payments on your long-term debt and disclose any assumptions you made to derive these amounts. To the extent you can reasonably estimate the amount and or/timing of payments that you will be obligated to make under interest rate swaps or similar derivatives you use to manage interest rate risk related to your long-term debt, please ensure these amounts are included in the table and disclose the fact that they are considered in the obligations. To the extent that you are unable to include these derivatives in your disclosure, please clearly state that fact and provide quantification of the amount of your long-term debt covered by these derivatives that have been excluded from the table. Finally, to the extent that you have excluded certain types of interest payments from the table, such as for variable rate debt, please clearly state this fact and provide quantification of the amount of long-term obligations that have these types of interest rates and thus have been excluded from the table.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

Response:

In our contractual obligations disclosure, we show our obligation and timing of the repayment of principal on our long-term debt. We note the disclosure requirements do not require the inclusion of interest payments. By disclosing only our principal obligations we believe we are providing information to our investors which they find useful and material. We have not included interest payments in this disclosure as we believe such disclosure is not required. Please note, however, that we do provide similar disclosure in “Item 7A. Quantitative and Qualitative Disclosures about Market Risk” (pages 92 through 96) to address our interest obligations and risk. We believe this disclosure provides the information concerning our ability to meet our interest payment obligations that our investors find useful and material. Additionally, 95 percent of our long term debt is either directly variable or swapped to variable rate liabilities to match the variable rate assets. We propose modifying the lead in to the contractual obligations table in our 2012 Form 10-K to clarify the table represents principal amounts only:

The following table provides a summary of our contractual principal obligations associated with long-term notes at December 31, 2011. For further discussion of these obligations, see “Note 6 – Borrowings.”

Critical Accounting Policies and Estimates

Allowance for Loan Losses, page 81

18.	You disclose that Private Education Loans which defaulted between 2008 and 2011 for which you have previously charged off estimated losses have, to varying degrees, not met your recovery expectations to date and may continue not to do so, and we note that you continue to disclose this uncertainty on page 51 of your Form 10-Q for the Quarterly Period Ended March 31, 2012. You also disclose in Note 4 that you increased your provision for Private Education Loan losses for the third quarter of 2011 in the amount of $143 million to reflect these uncertainties, and your charge-offs for partially charged-off loans in 2011 was $35 million, which represents the current period recovery shortfall between what was expected to be collected and what was actually collected. Please confirm whether the $35 million charge was in addition to or included within the $143 million increase in your provision.

Response:

The increase to our provision for Private Education Loan losses for the third quarter of 2011 in the amount of $143 million was the result of uncertainties in our future recovery expectations. For certain vintage cohorts, we believe the prolonged economic turmoil may have resulted in an inability to recover at our previously estimated level. Therefore, it represents our expectation of probable losses incurred as of September 30, 2011 related to recovery shortfalls that will occur after September 30, 2011.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

The $35 million in charge-offs for partially charged-off loans in 2011 represents activity over the course of 2011 (including the fourth quarter ended December 31, 2011) for which our expected recoveries did not meet our expectations. Our charge-offs on a quarterly basis, as disclosed in our quarterly Form 10-Q filings during 2011, were $7 million, $7 million, and $9 million for the first, second and third quarters, respectively. These amounts were not included in the $143 million provision increase at September 30, 2011, but were covered by the existing allowance for loan loss balance in place at the time. Separately, the charge-offs associated with the fourth quarter of 2011 in the amount of $12 million, were covered by the $143 million provision increase.

19.	As a related matter, you disclose in Note 4 that continuing historically high unemployment rates may negatively affect future Private Education Loan default and recovery expectations over your estimated two-year loss confirmation period and that you will continue to monitor defaults and recoveries in light of the continuing weak economy and elevated unemployment rates. Please quantify the amount of recoveries for future defaults that are estimated and included within your allowance for Private Education Loan losses as of the balance sheet date, and consider revising your future filings to disclose the reasonably likely events and changes in circumstances that could negatively affect your recoveries estimated for future defaults with more specificity by including a sensitivity analysis of reasonably likely changes in the key assumptions of your recoveries estimate that would have a material effect on your allowance for Private Education Loan losses. To the extent that those key assumptions are not already described in the filing, please include descriptions of those assumptions.

Response:

As of December 31, 2011, our allowance for Private Education Loan losses includes an estimate of $572 million for recoveries of future defaults. In the event of a loan default, the portion of the loan balance estimated to be recoverable is transferred to the receivable for partially charged-off loans and the rest of the loan is charged-off in the current period against the allowance for Private Education Loan losses. On a quarterly basis, we evaluate our recovery expectations for reasonably likely events or changes in circumstances that could negatively affect our recoveries. As we discuss on page F-29 of our Form 10-K, we view the current state of the economy and the high level of unemployment as having a negative effect on our recent recovery experience, and we have experienced a shortfall in recovery expectation for certain cohorts of previously defaulted loans. Prior to 2009 when these negative trends in the economy and unemployment began, we were consistently meeting our recovery rate expectations. As we believe the economy and employment trends are the primary factors affecting our recovery performance, we believe that it is appropriate to discuss only these items as affecting our recovery performance (which we do).

As of December 31, 2011, we estimate that a decrease in our recovery assumption on future defaulted loans by one percent of a loan’s balance would result in an increase to our allowance of $25 million. This potential impact is one percent of the overall allowance balance.

We are not aware of any requirement to provide a sensitivity analysis in our disclosure and we do not believe it would be useful or material to our investors as they are most interested in the overall allowance for loan loss and volatility related to recoveries is less significant.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Changes to Executive Compensation Program for 2012, page 34

20.	Please tell us, and revise your future filings as necessary, whether the Compensation and Personnel Committee has the ability to adjust your Cumulative Net Income target level set at $3.3 billion at any time through the covered period.

Response:

For purposes of our response, we have assumed that this comment relates to the performance stock units granted to our Named Executive Officers in early 2012. The performance stock units are governed by Section 8(b)(iii) of the SLM Corporation 2012 Omnibus Incentive Plan (the “2012 Plan”) put forth and approved by our shareholders at our last annual meeting which states as follows:

(iii) Adjustment of Performance Awards. Awards that are intended to qualify as Performance Awards may not be adjusted upward. The Committee may retain the discretion to adjust such Performance Awards downward, either on a formula or discretionary basis or any combination, as the Committee determines.

The full text of the 2012 Plan is contained in the Definitive Proxy Statement as Appendix A. We will make more prominent explanation of this fact in future Compensation Discussion & Analyses as part of our explanation of our compensation philosophy and description.

Management Incentive Plan for 2011, page 36

21.	Please provide to us and revise your future filings to include the triggers and targets for your 2011 management incentive plan: earnings per share measured on a “core earnings” basis; improvement of private education loan charge-offs and delinquencies; operating expense reductions; capital adequacy; maintenance of targeted liquidity levels; and increases in fee-based income.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

Response:

As noted in our Definitive Proxy Statement on Schedule 14A, our Compensation and Personnel Committee (the “Committee”) established seven corporate performance goals for the 2011 management incentive plan. The following sets forth the corporate performance goals and related targets:

Corporate Performance Goal	Target
Earnings per share measured on a “Core Earnings” basis	$1.51
Improvement of net private education loan charge-offs	$1.17 billion
Targeted Smart Option Loan Delinquencies ( > 60 days)	1.72%
Operating expense reductions for the fourth quarter of 2011	$250 million
Maintenance of stipulated capital adequacy	$2.2 billion
Maintenance of adequate liquidity	$1.5 billion
Increases in non-FFELP related fee-based income	$384 million

Additional information about the management incentive plan is included in response to Comment 22, below.

22.	Tell us how your Compensation and Personnel Committee determined that the aggregate achievement of your objectives was attained at a level of 118.6% of the targets set under the 2011 management incentive plan. Please include a description of any formulas or metrics that were used in order to determine that exactly 118.6% of your targets were met.

Response:

For each of the seven corporate performance goals described in response to Comment 21 above, the Committee approved minimum, target and maximum achievement levels. Achievement of the minimum level resulted in an “award factor” of 0 percent, achievement of the target level resulted in an award factor of 90 percent and achievement of the maximum level resulted in an award factor of 140 percent (other than maintenance of adequate liquidity levels, which had a maximum award factor of 110 percent). Sliding scale award factor percentages attributable to interim levels of achievement were also included for each goal. The Committee also approved a weight to each corporate performance goal based on its relative importance to the Company’s overall operating plan. The Company’s total performance “score” of 118.6 percent was determined based on the level of achievement of each corporate performance goal multiplied by the weighting applicable to such goal.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

The chart below sets forth (i) each corporate performance goal, (ii) the target approved by the Committee for each goal, (iii) the actual achievement level of each goal for 2011, (iv) the award factor for 2011 based on the level of achievement of such goal, (v) the relative weighting of each corporate performance goal and (vi) the corporate performance score attributable to each goal, as well as the total corporate performance score.

Corporate Performance Goal	Target	2011 Actual Performance		Award Factor	Weighting	Corporate Performance Score
“Core Earnings”	$1.51	$1.78	(1)	140.0%	30%	42.0%
Private Education Loan Charge-Offs	$1.17 billion	$1.07 billion		109.5%	10%	11.0%
Smart Option Loan Delinquencies ( > 60 days)	1.72%	0.83%		140.0%	10%	14.0%
Operating Expenses	$250 million	$243 million		104.7%	20%	20.9%
Capital Adequacy	$2.20 billion	$3.15 billion		137.7%	10%	13.8%
Liquidity Levels	$1.50 billion	$1.52 billion		90.4%	10%	9.0%
Fee Income	$384 million	$374 million		79.1%	10%	7.9%
Total						118.6%

(1)	Excludes certain gains from debt and share repurchases.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

2. Significant Accounting Policies, page F-9

Allowance for Loan Losses, page F-12

23.	We note your disclosure on page F-14 regarding changes that were made to your allowance model for Private Education loans in the first quarter of 2011. In particular, you state that your previous model incorporated the estimated impact of macroeconomic factors and collection procedure changes on a qualitative basis. Please clarify whether these factors are now incorporated into your model in a quantitative manner, and if so, how. For example, you disclose that projected defaults are based upon a seasonal average, adjusted to the most recent three to six months of actual collection experience as the starting point and that macroeconomic changes and collection procedure changes are applied to estimate expected losses caused by loss events incurred as of the balance sheet date. Please explain how these factors are applied to your most recent historical default experience to estimate losses incurred in your portfolio at the balance sheet date. Please also address how the current period shortfalls in projected recoveries and ongoing uncertainties around your recovery expectations have been incorporated into your ALLL model.

Response:

As stated on page F-14 of our 2011 Form 10-K, our allowance model for non-TDR loans is based upon a seasonal average of historical default experience that is also adjusted to the most recent three to six months of actual collection experience in a quantitative fashion. Effectively, once the historical average is computed, we receive near term default expectations from our collections team. These projections are based on actual near term experience, coupled with any seasonal expectations, as well as, any recent changes in policies and procedures. To the extent these collection projections differ from the raw model output, the projections are adjusted accordingly. Utilizing near term collection experience in this quantitative manner ensures our estimates benefit from the most relevant and recent information, and also naturally incorporates impacts from economic factors affecting borrower’s ability to make payments and stay current on their loan obligations.

Additionally, our allowance process includes a study of various macroeconomic scenarios primarily focused on the Fed’s Economic Forecast with regard to unemployment rates, but we are also beginning to incorporate analysis associated with various recessionary/inflationary studies from rating agencies. To understand the impact of various econometric scenarios, an analysis is completed quarterly to analyze the relationship between the movement in the unemployment rate and the movement in our 1-30 day to default net flow rate (calculates the speed at which balances move through delinquency). Once this relationship is established, various unemployment rate based scenarios can be leveraged to “stress” defaults in the portfolio based on the change in unemployment rate predicted in each analysis.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

With regard to current period shortfalls in projected recoveries, these shortfalls impact the allowance in the form of a charge-off in the actual period of the shortfall with a corresponding reduction in the receivable for partially charged-off loan balance. We use the knowledge gained from the level and type of shortfalls, including the specific cohorts experiencing the shortfalls, to estimate our future recovery expectations both for the existing receivable for partial charge-off balance, as well as, our recovery assumption for future defaults in our allowance for loan loss. Recovery expectations are modeled separately from the default model, but similarly rely on historical experience adjusted for near term collection data where appropriate. The results of both the default model and recovery model are combined to arrive at our estimate of allowance for loan loss.

24.	We note your disclosure on page F-14 stating that the allowance for loan losses on loans classified as troubled debt restructurings represents the present value of the losses that are expected over the remaining life of the loan. Please provide us with more information on the mechanics of your allowance calculation for TDRs, including how it differs from your allowance calculation for the non-TDR portfolio, and revise your disclosure in future filings accordingly. Please also clarify whether impairment on these loans is measured on a loan-by-loan basis or on a pool basis pursuant to ASC 310-10-35-21.

Response:

ASC Subtopic 450-20 provides the guidance for recognition of TDR impairment for our Private Loan portfolio and governs the allowance process for all non-TDR loans. ASC Subsection 310-10-35 provides more specific guidance on measurement of impairment and disclosure for a subset of the Private Loan population that are restructured in a troubled debt restructuring involving a modification of terms. Specifically, the method used to calculate impairment on loans classified as troubled debt restructurings follows ASC 310-10-35-22 which specifies that a creditor shall measure impairment based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. To meet the required guidance for the two subsets of the population (TDR and non-TDR), we employ two different allowance models. The “TDR model” calculates a loan-level impairment on all loans classified as TDR through a present value calculation of all expected future cash flows, including assumptions for default and recovery, using the loan’s effective interest rate. The allowance associated with our non-TDR portfolio employs the migration model described in the second paragraph on page F-14 to our 2011 Form 10-K. This is not done on a present value basis. The allowance associated with our non-TDR portfolio is done at a pool level as allowed by the applicable accounting guidance.

We will revise our disclosure on pages F-12 through F-15 in our future Form 10-K filings (as we don’t provide this information in our quarterly filings) to clearly indicate that there is a separate model used for the calculation of impairment on the TDR portfolio, and that the impairment is made at a loan-level basis.

Allowance for Loan Losses

We consider a loan to be impaired when, based on current information, a loss has been incurred and it is probable that we will not receive all contractual amounts due. When making our assessment as to whether a loan is impaired, we also take into account more than insignificant delays in payment. We generally evaluate impaired loans on an aggregate basis by grouping similar loans. Impaired loans also include those loans which are individually assessed and measured for impairment at a loan level, such as in a troubled debt restructuring (“TDR”). We maintain an allowance for loan losses at an amount sufficient to absorb losses incurred in our portfolios at the reporting date based on a projection of estimated probable credit losses incurred in the portfolio.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

In determining the allowance for loan losses on our non-TDR portfolio, we estimate the principal amount of loans that will default over the next two years (two years being the expected period between a loss event and default) and how much we expect to recover over time related to the defaulted amount. Expected defaults less our expected recoveries equal the allowance related to this portfolio. Our historical experience indicates that, on average, the time between the date that a borrower experiences a default causing event (i.e., the loss trigger event) and the date that we charge off the unrecoverable portion of that loan is two years. Separately, for our TDR portfolio, we estimate an allowance amount sufficient to cover life-of-loan expected losses through an impairment calculation based on the difference between the loan’s basis and the present value of expected future cash flows (which would include life-of-loan default and recovery assumptions) discounted at the loan’s original effective interest rate (see “Allowance for Private Education Loan Losses” to this Note 2). The separate allowance estimates for our TDR and non-TDR portfolios, are combined into our total Allowance for Private Education Loan losses.

In estimating both the non-TDR and TDR allowance amounts, we start with historical experience of customer default behavior. We make judgments about which historical period to start with and then make further judgments about whether that historical experience is representative of future expectations and whether additional adjustment may be needed to those historical default rates. We also take the economic environment into consideration when calculating the allowance for loan loss. We analyze key economic statistics and the effect we expect it to have on future defaults. Key economic statistics analyzed as part of the allowance for loan loss are unemployment rates (total and specific to college graduates) and other asset type delinquency rates (e.g., credit cards and mortgages). Significantly more judgment has been required over the last several years, compared with years prior, in light of the recent downturn in the U.S. economy and high levels of unemployment and its effect on our customer’s ability to pay their obligations.

Our allowance for loan losses is estimated using an analysis of delinquent and current accounts. Our model is used to estimate the likelihood that a loan receivable may progress through the various delinquency stages and ultimately charge off. The evaluation of the allowance for loan losses is inherently subjective, as it requires material estimates that may be susceptible to significant changes. ~~Our default estimates are based on a loss confirmation period of two years (i.e., our allowance for loan loss covers the next two years of expected charge-offs).~~ The ~~two-year~~ estimate for the allowance for loan losses is subject to a number of assumptions. If actual future performance in delinquency, charge-offs and recoveries are significantly different than estimated, this could materially affect our estimate of the allowance for loan losses and the related provision for loan losses on our income statement.

Below we describe in further detail our policies and procedures for the allowance for loan losses as they relate to our Private Education Loan and FFELP Loan portfolios.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

Allowance for Private Education Loan Losses

We determine the collectability of our Private Education Loan portfolio by evaluating certain risk characteristics. We consider school type, credit score, existence of a cosigner, loan status and loan seasoning as the key credit quality indicators because they have the most significant effect on our determination of the adequacy of our allowance for loan losses. The type of school borrowers attend can have an impact on their job prospects after graduation and therefore affects their ability to make payments. Credit scores are an indicator of the credit worthiness of a borrower and the higher the credit score the more likely it is the borrower will be able to make all of their contractual payments. Loan status affects the credit risk because a past due loan is more likely to result in a credit loss than an up-to-date loan. Additionally, loans in a deferred payment status have different credit risk profiles compared with those in current pay status. Loan seasoning affects credit risk because a loan with a history of making payments generally has a lower incidence of default than a loan with a history of making infrequent or no payments. The existence of a cosigner lowers the likelihood of default. We monitor and update these credit quality indicators in the analysis of the adequacy of our allowance for loan losses on a quarterly basis.

To estimate the probable credit losses incurred in the loan portfolio at the reporting date, we use historical experience of borrower payment behavior in connection with the key credit quality indicators and incorporate management expectation regarding macroeconomic and collection procedure factors. Similar to estimating defaults, we use historical borrower payment behavior to estimate the timing and amount of future recoveries on charged-off loans. We use judgment in determining whether historical performance is representative of what we expect to collect in the future. We then apply the default and collection rate projections to each category of loans. Once the quantitative calculation is performed, we review the adequacy of the allowance for loan losses and determine if qualitative adjustments need to be considered. Additionally, we consider changes in laws and regulations that could potentially impact the allowance for loan losses.

Similar to the rules governing FFELP payment requirements, our collection policies allow for periods of nonpayment for borrowers requesting additional payment grace periods upon leaving school or experiencing temporary difficulty meeting payment obligations. This is referred to as forbearance status and is considered separately in our allowance for loan losses. The loss confirmation period is in alignment with our typical collection cycle and takes into account these periods of nonpayment.

In the first quarter of 2011, we implemented a new model to estimate the default amount on the non-TDR portion of the Private Education Loan portfolio. Both the prior model and new model are considered “migration models”. Our prior allowance model (in place through December 31, 2010) segmented the portfolio into categories of similar risk characteristics of which we consider school type, credit scores, existence of a cosigner, loan status and loan seasoning as the key credit quality indicators. Our new model uses these credit quality indicators, but incorporates a more granular segmentation of seasoning data into the calculation. Another change in the new allowance model relates to the historical period of experience that we use as a starting point for projecting future defaults. Our new model is based upon a seasonal average, adjusted to the most recent three to six months of actual collection experience as the starting point and applies expected macroeconomic changes and collection

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

procedure changes to estimate expected losses caused by loss events incurred as of the balance sheet date. Our previous model primarily used a one-year historical default experience period and incorporated the estimated impact of macroeconomic factors and collection procedure changes on a qualitative basis. Our current model places a greater emphasis on the more recent default experience rather than the default experience for older historical periods, as we believe the recent default experience is more indicative of the probable losses incurred in the loan portfolio today. While we incorporated the new model in the first quarter of 2011, the overall process for calculating the appropriate amount of allowance for Private Education Loan loss did not change. Significantly more judgment has been required over the last several years, compared with years prior, in light of the U.S. economy and its effect on our customers’ ability to pay their obligations. We believe that the current model more accurately reflects recent borrower behavior, loan performance and collection performance, as well as expectations about economic factors. There was no adjustment to our allowance for loan losses upon implementing this new default projection model in the first quarter of 2011.

On July 1, 2011, we adopted new guidance that clarified when a loan restructuring constitutes a troubled debt restructuring (“TDR”). In applying the new guidance we determined that certain Private Education Loans for which we granted forbearance of greater than three months are classified as troubled debt restructurings. If a loan meets the criteria for troubled debt accounting then an allowance for loan loss is established which represents the present value of the losses that are expected to occur over the remaining life of the loan. This accounting results in a higher allowance for loan losses than our previously established allowance for these loans as our previous allowance for these loans represented an estimate of charge-offs expected to occur over the next two years (two years being our loss confirmation period). The new accounting guidance was effective as of July 1, 2011 but was required to be applied retrospectively to January 1, 2011. This resulted in $124 million of additional provision for loan losses in the third quarter of 2011 from approximately $3.8 billion of student loans being classified as troubled debt restructurings. This new accounting guidance is only applied to certain borrowers who use their fourth or greater month of forbearance during the time period this new guidance is effective. This new accounting guidance has the effect of accelerating the recognition of expected losses related to our Private Education Loan portfolio. The increase in the provision for losses as a result of this new accounting guidance does not reflect a decrease in credit expectations of the portfolio or an increase in the expected life-of-loan losses related to this portfolio. We believe forbearance is an accepted and effective collections and risk management tool for Private Education Loans. We plan to continue to use forbearance and as a result, we expect to have additional loans classified as troubled debt restructurings in the future (see “Note 4 – Allowance for Loan Losses” for a further discussion on the use of forbearance as a collection tool).

25.	We note your disclosure on page F-15 that certain loan programs do not require any payments until six months after a borrower had graduated or otherwise left school and that consequently loss estimates on these loans are generally low while borrowers are in school. Please tell us whether you periodically obtain updated FICO scores on borrowers not yet in repayment and how such scores – particularly those showing deterioration – are incorporated into your ALLL model.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

Response:

As part of our allowance process with regard to borrowers who are not yet in repayment, we utilize the FICO score in place at the time of origination as one indicator of the credit worthiness and associated risk of the borrower, which is quantitatively segmented in our loss model. Through our experience of lending to this unique class of borrower and the extensive data history we possess, we have concluded that there are a number of factors and attributes in existence that are the most reliable determinant of the credit risk associated with borrowers not yet in repayment. Specifically, as disclosed on page F-13, we consider school type, credit score (meaning original FICO score), existence of a cosigner, loan status, and loan seasoning as the key credit quality indicators because they have the most significant effect on our determination of the adequacy of our allowance for loan losses. We feel that our ability to model out default risk using very detailed segmented historical data on borrowers not yet in repayment, along with information from our collections group and an analysis of current economic factors, provides us with the necessary information to determine when a loss event has occurred for borrowers not yet in repayment status, and an estimate of how long that loss will take to emerge. This approach takes into account changes in loss trigger events that may occur while a student is still in school such as a change in drop-out rates and a student’s ability to get a job after graduation.

On a periodic basis, all borrowers FICO scores are refreshed and our Credit Risk group performs trend analysis to identify any relevant shifts in score distribution that may have an adverse impact on losses. There has been no adverse shift in the refreshed FICO scores that would warrant additional analysis or concern that future loss performance will vary from historical performance.

4. Allowance for Loan Losses

26.	Please revise your roll-forwards of the Allowance for Loan Losses on pages F-30 – F-32 to clarify that your charge-offs are net of expected recoveries which are included in your receivable for partially charged-off loans. Please also confirm whether these charge-offs are inclusive of the charge-offs reported in the table on page F-37 which reflect current period recovery shortfalls.

Response:

Our charge-offs are net of expected recoveries as discussed on page F-15 of our 2011 Form 10-K and again on F-36 immediately following our roll-forwards of the allowance for loan loss which indicates that the charge-off amount equals the estimated loss of the defaulted loan balance, and that actual recoveries, as they are received, are applied against the remaining loan balance that was not charged-off. If periodic recoveries are less than originally expected, the difference results in immediate additional provision expense and charge-off of such amount. These charge-offs resulting from recoveries that are less than originally expected are included in the charge-offs reported in the allowance for loan loss roll-forwards on F-30 through F-32. Footnote (2) on page F-30 discloses that recoveries on partially charged-off loans are part of the allowance and loan balance.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

We will revise our disclosures in our next Form 10-Q filing, as follows, to clearly indicate that charge-offs are reported net of expected recovery amounts which are included in our receivable for partially charged-off loans. In addition, we will also include additional detail in the footnotes to the roll forwards of the allowance for loan losses on pages F-30 – F-32, as well as, in the roll forward of the Receivable for Partially Charged-off Loans on page F-37 to clearly indicate that these charge-offs are included in our total charge-off activity:

Allowance for Loan Losses Metrics

	Allowance for Loan Losses Year Ended December 31, 2011
(Dollars in millions)	FFELP Loans	Private Education Loans	Other Loans	Total
Allowance for Loan Losses
Beginning balance	$189	$2,022	$72	$2,283
Total provision	86	1,179	30	1,295
Charge-offs(3)	(78)	(1,072)	(33)	(1,183)
Student loan sales	(10)	—	—	(10)
Reclassification of interest reserve(1)	—	42	—	42

Ending Balance	$187	$2,171	$69	$2,427

Allowance:
Ending balance: individually evaluated for impairment	$—	$762	$51	$813
Ending balance: collectively evaluated for impairment	$187	$1,409	$18	$1,614
Ending balance: loans acquired with deteriorated credit quality	$—	$—	$—	$—
Loans:
Ending balance: individually evaluated for impairment	$—	$5,313	$93	$5,406
Ending balance: collectively evaluated for impairment	$136,643	$34,021	$170	$170,834
Ending balance: loans acquired with deteriorated credit quality	$—	$—	$—	$—

Charge-offs as a percentage of average loans in repayment and forbearance	.07%	3.6%	11.3%
Charge-offs as a percentage of average loans in repayment	.08%	3.7%	11.3%
Allowance as a percentage of the ending total loan balance	.14%	5.5%	26.3%
Allowance as a percentage of the ending loans in repayment	.20%	7.2%	26.3%
Allowance coverage of charge-offs	2.4	2.0	2.1
Ending total loans(2)	$136,643	$39,334	$263
Average loans in repayment	$94,359	$28,790	$294
Ending loans in repayment	$94,181	$30,185	$263

(1)

Represents the additional allowance related to the amount of uncollectible interest reserved within interest income that is transferred in the period to the allowance for loan losses when interest is capitalized to a loan’s principal balance.

(2)	Ending total loans for Private Education Loans includes the receivable for partially charged-off loans.
(3)

Charge-offs are reported net of expected recoveries. The expected recovery amount is transferred to the receivable for partially charged-off loan balance. Charge-offs include charge-offs against the receivable for partially charged-off loans which represents the difference between what was expected to be collected and what was actually collected in the period. See “Receivable for Partially Charged off Private Education Loans” for further discussion.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

	Years Ended December 31,
(Dollars in millions)	2011	2010	2009
Receivable at beginning of period	$1,040	$499	$222
Expected future recoveries of current period defaults(1)	391	459	324
Recoveries(2)	(155)	(104)	(43)
Charge-offs(3)	(35)	(43)	(4)
Consolidation of securitization trusts(4)	—	229	—

Receivable at end of period	$1,241	$1,040	$499

(1)

Remaining loan balance expected to be collected from contractual loan balances partially charged-off during the period. This is the difference between the defaulted loan balance and the amount of the defaulted loan balance that was charged off.

(2)	Current period cash collections.
(3)

Represents the current period recovery shortfall – the difference between what was expected to be collected and what was actually collected. These amounts are included in total charge-offs as reported in the activity for Allowance for Loan Losses tables.

(4)	Upon the adoption of the new consolidation accounting guidance on January 1, 2010, we consolidated all of our off-balance sheet securitization trusts.

Troubled Debt Restructurings, page F-37

27.	You disclose the amount of modified loans that resulted in a troubled debt restructuring, as well as, charge-offs occurring in the troubled debt restructuring portfolio for the three years presented on page F-38. In footnote (2) to the related tabular disclosure, you disclose that the charge-offs included in that table represent loans that charge off at 212 days delinquent during the period that are classified as troubled debt restructurings. Please revise your disclosure in future filings to clarify whether these charge-offs during the period were related to loans that were modified as troubled debt restructurings within the previous 12 months.

Response:

In lieu of the disclosure required by ASC 310-10-50-34 with respect to payment defaults on loans modified in troubled debt restructurings during the previous 12 months, we determined that disclosing charge-offs occurring in the period for all existing troubled debt restructurings was a more informative disclosure for our investors than limiting this disclosure only to charge-offs associated with troubled debt restructurings occurring within the past 12 months. The majority of our TDRs arise from the granting of forbearance which is a deferment of payment for a period of time. A forbearance term typically lasts for three months (but may be extended for up to a total of 24 months). Additionally, we charge-off loans upon reaching 212 days delinquency. Therefore, upon granting a forbearance that qualifies as a TDR, a borrower would receive a payment deferral for at least three months, and upon reentering repayment, would have to age an additional seven months in order to charge-off. We determined that restricting the reporting of charge-off activity to only TDRs occurring within the past 12 months would have the result of severely understating the actual performance and charge-off propensity of our TDR programs (as the disclosure would show a very low charge off amount). Therefore, we concluded that the most useful and material disclosure to the reader of the financial statements would be to show total TDR-related charge-offs in the period without restriction to the passage of time upon being deemed a TDR.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

28.	As a related matter, please revise your future filings to provide the disclosures required by ASC 310-10-50-34 with respect to payment defaults on loans modified in troubled debt restructurings during the previous 12 months. In this respect, please ensure that you clearly define what you consider to be a payment default or delinquency. Disclosure in a format similar to that provided on page 69 (but only for loans classified as TDRs within the previous 12 months) may be useful.

Response:

See response to 27 above.

5. Goodwill and Acquired Intangible Assets, page F-40

29.	We note that the sum of the carrying value of equity for each reporting unit with remaining goodwill as of December 31, 2010 is $3.820 billion as compared to the total book value of $5.012 billion in equity. Please confirm, if true, that the remaining book value of equity in the amount of $1.192 billion is assigned to the four reporting units within the Business Services segment that had no goodwill as of December 31, 2010.

Response:

The remaining $1.192 billion book value of equity is assigned to the four reporting units within Business Services shown in the table on page F-40 of our 2011 Form 10-K as well as an Other-Business Services reporting unit and to our Other Segment. These reporting units had no goodwill at December 31, 2010.

Exhibits

30.	Please tell us the reason for amending and restating the Note Purchase and Security Agreements on January 13, 2012 and whether you reported entering into those amended and restated agreements.

Response:

We respectfully note that our 2011 Form 10-K (pages 77, F-49 and F-50) discusses the amended and restated agreements, which is referred as the amendment to our FFELP ABCP Facility. As disclosed, the amendment increased the amount available to $7.5 billion, reflecting an increase of $2.5 billion over the previously scheduled facility reduction. In addition, the amendment extended the final maturity date by one year to January 9, 2015 and increased the amount available at future step-down dates. In addition, we believe that the amendment is not a material agreement as described in further detail to our response to Comment 31 below.

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

31.	You omitted the schedules and exhibits from Exhibits 10.9, 10.10 and 10.11. Please refile each Amended and Restated Note Purchase and Security Agreement in its entirety.

Response:

We acknowledge our obligation under Item 601(b)(10) of Regulation S-K to file material agreements in its entirety, including schedules and exhibits. We do not, however, believe that the agreements filed as Exhibits 10.9, 10.10 and 10.11 to the 2011 Form 10-K are material agreements because these agreements were made in the ordinary course of business. We filed these agreements as exhibits to the 2011 Form 10-K on a voluntary basis to provide additional information regarding the Company.

In response to the Staff’s comment, we will no longer file these agreements (Exhibits 10.9, 10.10 and 10.11) as exhibits in future filings of our Annual Reports on Form 10-K.

Form 8-K filed May 7, 2012

Exhibit 99.1

32.	We note that you present measures of capital on slide 44 – including Tangible Economic Capital and Available Risk Capital – which appear to be non-GAAP financial measures under Item 100 of Regulation G. In future filings please clearly label these measures as non-GAAP measures and briefly describe the reconciling items you have identified in the reconciliation to GAAP Capital.

Response:

In our future filings, we will clearly label “Tangible Economic Capital” and “Available Risk Capital” as non-GAAP financial measures and continue to provide the required reconciliations to GAAP. We respectfully note, however, that slide 44 provides a reconciliation to GAAP. On slide 44 of the Investor Deck, the first row shows “GAAP Capital” then the next 3 rows (“Goodwill & Intangibles,” “Derivative Mark-to-Market” and “Unamortized Premiums from Floors”) shows the adjustments made to GAAP Capital to calculate “Tangible Economic Capital.” The next row (“Private Loan Reserve”) shows the adjustment made to “Tangible Economic Capital” to calculate “Available Risk Capital.”

*        *        *         *        *

Suzanne Hayes

Securities and Exchange Commission

July 5, 2012

In connection with our response to your letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please feel free to contact me.

Sincerely,

/s/ JONATHAN C. CLARK

Jonathan C. Clark
Executive Vice President and
Chief Financial Officer